SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EBITDA reaches R$6.6 billion in first six months

Net income in year to date was R$3 billion

HIGHLIGHTS:

Braskem – Consolidated:

▶  Braskem’s consolidated EBITDA in 2Q17 was US$945 million, advancing 10% on 2Q16, driven by the contribution from the Mexico complex, which in the same quarter last year was still in ramp-up phase. In Brazilian real, EBITDA came to R$3,029 million, 1% higher than in 2Q16.

▶  In the year to date, Braskem’s consolidated EBITDA was US$2,092 million, 27% higher than in 1H16, with positive impacts from: (i) the higher sales volumes of PP in the United States and PE in Mexico; (ii) the widening of international spreads, especially for basic petrochemicals, which increased 57% in the comparison period; and (iii) the capital gain of US$88 million from the consummation of the quantiQ divestment, in April. In Brazilian real, EBITDA came to R$6,636 million, advancing 8% from 1H16, influenced by the Brazilian real appreciation in the comparison period.

▶  In 2Q17, Braskem posted net income of R$1,142 million in the Consolidated and net income of R$1,089 million in the Parent Company. In the year to date, consolidated net income amounted to R$3,056 million, while net income attributable to shareholders came to R$2,897 million, corresponding to earnings of R$3.63 per common share and class “A" preferred share1.

▶  In compliance with the Global Settlement entered into with the applicable authorities announced in December 2016, the Company paid a financial penalty equivalent to R$607 million, of which US$65 million was to the U.S. Securities and Exchange Commission (“SEC”) in April 2017, CFH 30 million to the Swiss Office of the Attorney General in June 2017, and R$736 million to the Brazilian Federal Prosecution Office (MPF) in July 2017.

▶  Supported by the Company’s consistent cash generation and permanent commitment to its financial health, corporate leverage measured by the ratio of net debt to EBITDA in U.S. dollars stood at 1.63, or 1.85 including the financial penalty under the Global Settlement.

▶  The recordable and lost-time injury frequency rate per million hours worked, considering both Team Members and Contractors, was 1.07 in the quarter, or 11% lower than in 2Q16. A highlight was the Polypropylene plant in Wesseling, Germany completing 15 years without any recordable or lost-time injuries.

▶  The Company’s new independent directors took office on July 24. Now, 7 of the 11 members of the Board of Directors are independent.

Petrochemical Industry:

▶  The spread for key basic petrochemicals2 in 2Q17, which is the difference between the international price reference for the basic petrochemical and the international price reference for the feedstock, stood at US$457/t, down 5% from 1Q17, due to the normalization of the production of these products in the international market.

▶  In the quarter, the average international spread for the resins produced by Braskem in Brazil3, which is the difference between the international price reference for the resins and the international price reference for the feedstock, stood at US$674/t, increasing 2% from 1Q17, mainly due to the 11% decline in the naphtha price in the international market in the period.

1 For the class “B" preferred shares, the amount is R$0.61 per share.

2 Difference between the prices of key basic petrochemicals (15% ethylene, 10% propylene, 35% BTX, 10% butadiene, 5% cumene and 25% fuels, based on the capacity mix of Braskem’s industrial units in Brazil) and the price of naphtha – Source: IHS.

3 Difference between the price of resins based on the capacity mix of Braskem’s industrial units in Brazil and the price of naphtha – Source: IHS.

▶  In Europe4 , the PP spread, which is the difference between the international price reference for PP and the international price reference for the feedstock, stood at US$504/t, increasing 11% from 1Q17, reflecting the stronger demand for PP from the construction, cleaning products and healthcare industries in the region, combined with the lower volume of PP imports from the Middle East.

Brazil:

▶  Brazilian demand for resins (PE, PP and PVC) reached 1.3 million tons in 2Q17, growing 2% in relation to 1Q17. In the year to date, demand for resins (PE, PP and PVC) reached 2.5 million tons, expanding 4% compared to 1H16. In the period, the Company's market share stood at 68%, supporting sales of 1.7 million tons, which were 3% higher than in 1H16 and in line with overall market growth.

▶  In the quarter, the crackers operated at a capacity utilization rate of 93%, down 2 p.p. and 1 p.p. from 1Q17 and 2Q16, respectively, mainly due to the scheduled shutdown of the cracker in São Paulo for approximately 12 days. In this scenario, basic petrochemicals production in the quarter amounted to 2.1 million tons, 3% lower than in 1Q17 and in line with 2Q16.

▶  Resin production in the quarter came to 1.2 million tons, impacted by the scheduled shutdown of the PVC unit in Alagoas and of the São Paulo cracker, and in line with 2Q16. Resin exports in the quarter amounted to 367 kton, down 12% and 19% from 1Q17 and 2Q16, respectively, reflecting the strategy to prioritize sales to the Brazilian market.

▶  In the year to date, the units in Brazil, including exports, posted EBITDA of R$4,793 million to account for 71% of the Company’s consolidated EBITDA from all segments.

United States and Europe:

▶  In the quarter, the plants operated at an average capacity utilization rate of 95%, down 6 p.p. and 8 p.p. from 1Q17 and 2Q16, respectively, due to the revision of the rated production capacity of these units and to the maintenance shutdown at Schkopau lasting 15 days. Sales by the units amounted to 516 kton, down 3% from 1Q17 and up 2% from 2Q16.

▶  Year to date, the units in the United States and Europe posted EBITDA of US$308 million (R$977 million), representing 14% of the Company’s consolidated EBITDA from all segments.

▶  In June, Braskem’s Board of Directors approved the project to build a new polypropylene production line at the company’s site in La Porte, Texas. With investment approved of up to US$675 million, the project, which will add 450 kta of PP production capacity to the Company’s portfolio, is aligned with the strategy to diversify the feedstock profile and to expand geographically in the Americas and will strengthen its position as the leading PP producer in the United States.

▶  After utilization rates above 100% at the European units for several straight quarters and based on the production achieved since Braskem’s acquisition of the plants, the Braskem Europe units had their nominal capacities adjusted in accordance with actual production parameters. Therefore, as from 2Q17, the rated production capacity of the European units is now 625 kta (for the Schkopau and Wesseling units combined), an increase of 80 kta.

4 Difference between the price of PP and the European propylene price reference – Source: IHS.

** Mexico: Difference between the price of resin sold in the U.S. Gulf and the average international price for ethane in the same region.

Mexico:

▶  In the quarter, the polyethylene plants operated at an average capacity utilization rate of 83%, down 14 p.p. from the prior quarter, basically due to the operating adjustments and one-off adjustments to ethane supply in the period. In the year to date, the polyethylene plants operated at an average capacity utilization rate of 90%.

▶  PE sales in 2Q17 came to 239 kton, down 10% from the previous quarter, affected by the lower PE production in the period. In the 1H17, PE sales amounted to 503 kton, of which 50% was sold in Mexico’s domestic market.

▶  In the year to date, EBITDA from the Mexico unit stood at US$312 million (R$992 million), corresponding to 15% of the Company’s consolidated segments.

Compliance:

▶  In keeping with its commitment to acting always with ethics, transparency and integrity, the Company launched last year a comprehensive Compliance Program comprising various improvement initiatives. In the second quarter, 14 of these initiatives were concluded, which included:

  Increasing the number of Team Members in the Compliance Departments of the United States and Mexico;
  Developing the Global Training Plan on Compliance for Team Members;
  Developing the Global Communication Plan for disseminating the Company’s commitment to conduct its business with ethics, integrity and transparency; and
  Improving processes and defining protocols for investigating reports of violation.

1.    BRAZIL

Braskem’s results in Brazil are formed by the following segments: Basic Petrochemicals, Polyolefins & Vinyls.

1.1.     BASIC PETROCHEMICALS

The Basic Petrochemicals segment operates four petrochemical complexes (Camaçari, Triunfo, São Paulo and Rio de Janeiro) producing olefins, aromatics and utilities.

These facilities have total annual ethylene production capacity of 3,952 kton, of which approximately 78% is naphtha-based, 16% is gas-based and the remainder is ethanol-based. Of the total ethylene produced by the Basic Petrochemicals Unit, approximately 80% is transferred for use by Braskem’s Polyolefins and Vinyls units.

Total annual propylene production capacity is 1,585 kton, of which approximately 65% on average is transferred for use by the Company’s Brasil Polyolefins business unit.

BASIC PETROCHEMICALS	2Q17 (A)	1Q17 (B)	2Q16 (C)	Chg. (A)/(B)	Chg. (A)/(C)	1H17 (D)	1H16 (E)	Chg. (D)/(E)
Operating Overview (ton)								
Production								
Ethylene	870,521	879,795	880,739	-1%	-1%	1,750,316	1,712,161	2%
Utilization Rate	*93%*	*95%*	*94%*	*-2 p.p.*	*-1 p.p.*	*94%*	*92%*	*2 p.p.*
Propylene	352,654	365,233	367,036	-3%	-4%	717,887	708,363	1%
Cumene	50,611	42,059	36,935	20%	37%	92,671	93,488	-1%
Butadiene	106,067	107,607	106,708	-1%	-1%	213,674	207,510	3%
BTX*	235,484	251,029	248,735	-6%	-5%	486,514	498,476	-2%
Others	502,488	529,325	475,973	-5%	6%	1,031,814	973,534	6%
Total	2,117,826	2,175,049	2,116,126	-3%	0%	4,292,875	4,193,532	2%
Sales - Brazilian Market (Main Basic Petrochemicals)								
Ethylene	131,467	127,753	125,343	3%	5%	259,220	252,524	3%
Propylene	75,743	85,226	72,419	-11%	5%	160,969	133,166	21%
Cumene	52,862	41,352	41,158	28%	28%	94,214	90,688	4%
Butadiene	46,300	44,428	50,492	4%	-8%	90,728	100,324	-10%
BTX*	156,552	152,650	172,365	3%	-9%	309,202	339,719	-9%
Total	462,924	451,409	461,776	3%	0%	914,333	916,422	0%
Exports (Main Basic Petrochemicals)								
Ethylene	11,947	34,500	19,637	-65%	-39%	46,447	43,421	7%
Propylene	21,489	7,828	28,340	175%	-24%	29,317	47,654	-38%
Cumene	-	-	-	0%	0%	-	-	0%
Butadiene	60,981	57,498	49,613	6%	23%	118,479	102,520	16%
BTX*	85,722	105,402	72,817	-19%	18%	191,124	153,128	25%
Total	180,140	205,227	170,406	-12%	6%	385,366	346,723	11%
Financial Overview (R$ million)								
Net Revenue	**5,951**	**6,564**	**6,156**	**-9%**	**-3%**	**12,515**	**12,106**	**3%**
COGS	(4,967)	(5,200)	(4,924)	-4%	1%	(10,167)	(9,722)	5%
Gross Profit	**984**	**1,364**	**1,232**	**-28%**	**-20%**	**2,348**	**2,384**	**-2%**
Gross Margin	***17%***	***21%***	***20%***	***-4 p.p.***	***-3 p.p.***	***19%***	***20%***	***-1 p.p.***
SG&A	(188)	(188)	(156)	0%	21%	(376)	(307)	23%
Other Operating Income (Expenses)	(53)	-27	(52)	100%	3%	(80)	(105)	-24%
EBITDA	**1,023**	**1,414**	**1,320**	**-28%**	**-23%**	**2,437**	**2,560**	**-5%**
EBITDA Margin	***17%***	***22%***	***21%***	***-4 p.p.***	***-4 p.p.***	***19%***	***21%***	***-2 p.p.***
Net Revenue (US$ million	1,854	2,088	1,755	-11%	6%	3,942	3,277	20%
EBITDA (US$ million)	320	450	376	-29%	-15%	769	693	11%

BTX* - Benzene, Toluene and Paraxylene

Capacity Utilization:

Braskem’s crackers in Brazil operated at an average utilization rate of 93% in 2Q17, down 1 p.p. and 2 p.p. from 2Q16 and 1Q17, respectively. The decline is due to the scheduled shutdown of the São Paulo cracker for maintenance of the Flare system, which lasted approximately 12 days and was partially offset by the above-average performance of the Rio de Janeiro cracker, which operated at a record-high utilization rate of 97%.

Net Revenue – Domestic Market:

Net revenue was US$1,590 million in 2Q17, 17% higher than in 2Q16, due to higher prices for basic petrochemicals in the international market, accompanying the upward trend in naphtha prices in the international market. In Brazilian real, net revenue was R$5,111 million, advancing 7% from the same period of 2016.

Sales Volume – Export Market:

Exports of key basic petrochemicals amounted to 180 kton, up 6% from 2Q16 and down 12% from 1Q17, explained by the shift in the sales mix of certain petrochemicals to prioritize the Brazilian market.

Net Revenue - Export Market:

In 2Q17, net revenue from exports of basic petrochemicals was US$262 million, down 34% from 2Q16, explained basically by lower exports of gasoline to serve the Brazilian market. In Brazilian real, net revenue from exports was R$840 million in 2Q17, or 39% lower than in the same quarter of 2016.

COGS: naphtha, HLR (refinery gas), ethane and propane are the main feedstocks used by the Basic Petrochemicals segment to produce olefins and aromatics. Petrobras supplies 100% of the HLR, and most of the ethane and propane consumed by Braskem and around 70% of the naphtha, with the remainder met by imports from various suppliers.

In 2Q17, cost of goods sold stood at R$4,967 million, increasing 1% from 2Q16, which is explained mainly by the higher sales volume of basic petrochemicals and by the increase in costs driven by higher feedstock prices. In U.S. dollar, cost of goods sold in the quarter came to US$1,654 million, increasing 10% from 2Q16.

In 2Q17, the average ARA naphtha price reference was US$435/ton, up 9% from 2Q16, in line with the variation in the Brent oil price reference, which rose 9% in the same period, still influenced by OPEC agreement to cut oil production and control oil inventories.

For naphtha supply in the Brazilian market (average of n-1 quote), the average international price reference in 2Q17 was US$454/ton, increasing 20% from the same period in 2016.

The USG price reference for ethane, the feedstock used by the Rio de Janeiro cracker, averaged 25 ¢/gal (US$184/ton), increasing 22% compared to 2Q16. The 47% increase in natural gas prices in the United States in the period was partially offset by petrochemical producers with flexible crackers opting to use alternative feedstocks, such as butane.

Maintaining the process begun in February, the Company continued to import ethane from the United States to complement supply to the Rio de Janeiro cracker, which enabled the unit to operate at a record average utilization rate of 97% in the quarter. In 2Q17, ethane imports came to 4 kton.

The USG reference price for propane averaged 63 ¢/gal (US$ 327/ton) in 2Q17, increasing 27% from 2Q16, supported by stronger export volumes to Asia and the latest data from the U.S. Energy Information Administration (EIA) showing low feedstock inventories.

SG&A Expenses:

In 2Q17, selling, general and administrative expenses came to R$188 million, corresponding to 3% of the segment’s net revenue in the period.

EBITDA:

In 2Q17, the Basic Petrochemicals segment posted EBITDA of US$320 million, down 15% from 2Q16, explained by the higher cost of goods sold, which was partially offset by the improvement in petrochemical prices between the periods. In Brazilian real, EBITDA from the Basic Petrochemicals segment was R$1,023 million. In 2Q17, the segment posted EBITDA margin of 17%.

1.2.     POLYOLEFINS

The Polyolefins segment comprises 18 industrial plants in Brazil producing polyethylene (PE) and polypropylene (PP), which includes the production of Braskem’s Green PE from renewable feedstock.

The industrial operations consist of the PE and PP plants located in the petrochemical complexes of Triunfo, Camaçari, São Paulo, Paulínia and Rio de Janeiro, which have combined annual production capacity of 3,055 kton of PE, with 200 kton of Green PE and 1,850 kton of PP.

In 1Q17, the UTEC business, which previously was part of the Polyolefins segment, became part of the United States and Europe segment.

Capacity Utilization:

In 2Q17, the utilization rates of the PE and PP industrial units were affected by the scheduled shutdown of the São Paulo cracker.

Brazilian Market:

The estimated market for polyolefins (PE and PP) in 2Q17 reached 1,009 kton, growing 6% from 2Q16, due to increased activity in the packaging industry and the resumption of activity in certain industrial sectors, such as automotive. Compared to 1Q17, the estimated market for polyolefins expanded 4%, influenced by seasonality.

Sales Volume – Brazilian Market:

Braskem’s sales volume increased 1% from the same period last year. Meanwhile, its market share stood at 72%, down 3 p.p. from 2Q16. The Brazilian real appreciation against the U.S. dollar and the higher supply of products in international markets contributed to the growth in imports.

Explained by seasonality, sales volume in Brazil grew by 2% compared to 1Q17, due to seasonality.

Net Revenue – Domestic Market:

Net revenue in 2Q17 came to US$1,059 million, advancing 4% from 2Q16, supported by sales volume growth and higher prices in the international market. In Brazilian real, net revenue amounted to R$3,402 million, down 5% from 2Q16, reflecting the average 8% appreciation in the local currency in the comparison period.

Sales Volume – Export Market:

Reflecting the better opportunities in the Brazilian market, the Polyolefins unit’s export sales volume contracted 8% compared to the year-ago period.

COGS: ethylene and propylene are the main feedstocks used to make PE and PP, respectively. For PE production, 100% of the ethylene used is supplied by the Basic Petrochemicals Unit, as is 65% of the propylene used to make PP, with the remainder supplied by Petrobras.

In 2Q17, cost of goods sold (COGS) of the Polyolefins Unit amounted to R$3,798 million, down 9% compared to 2Q16. The production volume growth and higher price references for both European ethylene and USG propylene were offset by the lower sales volume and stronger Brazilian real.

The average U.S. Gulf (USG) price reference for propylene stood at US$904/t, increasing 26% from the same quarter last year, mainly due to maintenance shutdowns at refineries. The European (NWE) price reference for ethylene, which is used for internal transfers, averaged US$1,142/t in the quarter, up 12% from 2Q16.

SG&A Expenses:

In 2Q17, selling, general and administrative expenses were in line with 2Q16, mainly due to the lower export volume. In the period, SG&A expenses corresponded to 6% of the segment’s net revenue.

EBITDA:

EBITDA amounted to US$259 million, down 1% from 2Q16, reflecting the narrowing of international polyolefin spreads and the lower total sales volume. In Brazilian real, EBITDA came to R$832 million, declining 10%, influenced by the 8% average Brazilian real appreciation between the periods. EBITDA margin stood at 17%, stable in relation to 2Q16.

1.3.     VINYLS

The Vinyls segment is formed by the industrial and commercial operations of the PVC, Chlorine and Caustic Soda units, as well as other products such as hydrogen and sodium hypochlorite.

The industrial operations include three PVC plants located in the petrochemical complexes in Camaçari and Alagoas and the two chlor-alkali plants located in the same two petrochemical complexes.

The Company’s production capacity is 710 kta of PVC and 539 kta of caustic soda.

In 2Q17, the average utilization rate of PVC was affected by the scheduled shutdowns in Alagoas.

Capacity Utilization:

Brazilian Market:

In 2Q17, estimated PVC consumption amounted to 241 kton, down 4% in relation to both 2Q16 and 2Q17. Compared to 1H16, PVC sales in the domestic market contracted 2%.

Sales Volume – Brazilian Market:

In 2Q17, PVC sales, accompanying the downward trend in the local market, decreased 16% and 19% from 2Q16 and 1Q17, respectively. Meanwhile, market share stood at 47%, down 7 p.p. from the same period last year.

Net Revenue – Domestic Market:

The higher prices for PVC and caustic soda in the international market more than offset the contraction in sales volume. Accordingly, net revenue in the period came to US$193 million, advancing 2% in relation to 2Q16. In Brazilian real, the unit’s net revenue in the domestic market, which was affected by the Brazilian real appreciation, fell by 7% to R$621 million.

Sales Volume – Export Market:

In view of the lower PVC demand in the domestic market, a portion of the PVC production was exported, which amounted to 9 kton in 2Q17 and 36 kton in 1H17.

COGS: Ethylene and salt are the main inputs used by the Vinyls segment to produce caustic soda, chlorine and PVC. The ethylene is 100% supplied by the Basic Petrochemicals segment. In salt consumption, Braskem holds significant cost advantages over some competitors thanks to its low-cost extraction of sodium chloride (especially compared to sea salt) and low transportation costs, given its industrial unit’s proximity to the salt mine.

In 2Q17, cost of goods sold (COGS) amounted to R$562 million, decreasing 22% from 2Q16, affected by the lower sales volume.

SG&A Expenses:

Selling, general and administrative expenses, which accompanied the declines in sales volume and production volume, amounted to R$38 million in 2Q17, representing a decrease of 30% in relation to the year-ago period. SG&A expenses corresponded to 6% of the segment’s net revenue in the period.

EBITDA:

Supported mainly by the better international spread for PVC, EBITDA in U.S. dollar advanced 116% compared to 2Q16, to US$27 million. Despite the Brazilian real appreciation in the period, EBITDA amounted to R$87 million, growing 98% from 2Q16.

2. UNITED STATES & EUROPE

The segment’s results are formed by six industrial units in the United States and two in Europe, with aggregate production capacity of 2,195 kta, with 1,570 kta in the United States and 625 kta in Europe.

Capacity Utilization:

Capacity utilization rate was 95% in 2Q17, down 6 p.p. and 8 p.p. from 1Q17 and 2Q16, respectively, reflecting the unscheduled shutdown in April at the Schkopau plant in Germany, which lasted 15 days.

Furthermore, after registering utilization rates above 100% for several straight quarters and based on the production results since Braskem’s acquisition of the plants, the Braskem Europe units had their rated nominal capacities adjusted in accordance with the actual production parameters.

Therefore, as from 2Q17, the production capacity of the European units was revised upwards by 80 kta to 625 kta (for the Schkopau and Wesseling units combined). In this scenario, total production capacity of the United States and Europe segment is now 2,195 kta, up from 2,115 kta previously. This change results in a lower capacity utilization rate for the segment’s units as from 2Q17, even though actual production volumes are not affected.

Market:

United States

PP demand in the United States softened in relation to 2Q16, especially in textile segments (carpets/rugs, fiber), reflecting the increased competition from imported finished goods, and in the automotive industry, which slowed in 1H17 after setting production records in 2015 and 2016.

Europe

Despite the lower total demand in Europe, the Spring shutdown season enabled PP producers to raise prices throughout 2Q17.

Sales Volume:

Sales volume in the segment in 2Q17 grew 2% compared to 2Q16, mainly due to the capacity-expansion projects carried out at the U.S. plants in late 2016. Compared to the prior quarter, sales volume fell 3%, impacted by the unscheduled shutdown at the Schkopau plant in Germany, in April.

Net Revenue:

In 2Q17, net revenue was US$719 million, 10% higher than in 2Q16, due to the higher PP prices in the regions, the lower resin imports and the growth in sales volume supported by the capacity-expansion projects in the United States. Compared to 1Q17, net revenue declined 7%, which is basically explained by the lower sales volume, reflecting the unscheduled shutdown at Schkopau, and by the lower PP price in the United States, reflecting the downward trend in the feedstock price and the more balanced market.

COGS: The main feedstock used to make PP in the United States and Europe is propylene, which is supplied to the Company’s industrial units by various local producers.

In 2Q17, the segment’s cost of goods sold (COGS) amounted to US$577 million, or 37% higher than in 2Q16.

The U.S. Gulf (USG) international reference price for polymer-grade propylene averaged US$904/t in 2Q17, increasing 26% from 2Q16, explained by the maintenance shutdowns at the two propane-based propylene production units, which reduced the product’s supply in the region by 10% during June.

The propylene price reference in Europe averaged US$ 953/t in 2Q17, increasing 33% from the same period last year, due to the scheduled shutdowns of crackers that took longer than expected.

SG&A Expenses:

Selling, general and administrative expenses in 2Q17 came to US$41 million, corresponding to 6% of the segment’s net revenue in the period.

EBITDA:

EBITDA amounted to US$120 million in 2Q17, down 44% from 2Q16, mostly due to the decreases in of the PP-propylene spread 5 of 23% in the United States and 2% in Europe; by the unscheduled shutdown in Germany; and by the higher feedstock cost in the United States. In Brazilian real, EBITDA was R$385 million, accounting for 12% of consolidated EBITDA from all segments.

3. MEXICO 6

The segment comprises an ethane-based cracker, two high-density polyethylene (HDPE) plants and one low-density polyethylene (LDPE) plant with combined PE production capacity of 1,050 kta.

Capacity Utilization:

In 2Q17, the polyethylene plants operated at an average capacity utilization rate of 83%, lower than in the previous quarter, reflecting the operating adjustments and the one-off impact from lower ethane supply in the period.

Sales Volume:

Compared to 1Q17, given the lower production, commercial efforts in 2Q17 focused on serving Mexico’s domestic market, where sales volume grew by 4%. Consequently, exports decreased by 22% in the period.

5 As of 2Q16, we are presenting the U.S. PP spread as follows to better reflect the U.S. market: difference between the U.S. PP (GP-homopolymer) price and the U.S. Propylene (polymer grade) price.

6 This unit includes the results of Braskem Idesa SAPI and of the other subsidiaries of Braskem S.A. in Mexico.

Net Sales:

Compared to 1Q17, net revenue in 2Q17 decreased 8%, due to the lower sales volume, which was partially offset by the higher resin prices in the period.

COGS: For its ethane supply, Braskem Idesa has a long-term agreement with the subsidiary of Petróleos Mexicanos (PEMEX), the Mexican state-owned oil and gas company, whose price is based on the USG ethane price reference.

For its natural gas supply, Braskem Idesa maintains a supply agreement for the product with prices based on a basket of natural gas sources in the U.S. South, in particular the Henry Hub price reference for natural gas.

In 2Q17, the USG price reference for ethane averaged US$184/t, up 6% from the previous quarter, still reflecting the higher ethane exports. The average Henry Hub price, the main reference for natural gas, rose 4% from 1Q17, quoted at US$3.1/MMbtu, since injection levels are below their historical level, which supported higher prices during the period of inventory building to prepare for the upcoming winter.

SG&A Expenses:

In 2Q17, selling, general and administrative expenses increased 17% compared to 2Q16, due to the higher sales volume.

EBITDA:

In 2Q17, EBITDA increased US$140 million from 2Q16, supported by the ramp-up in production, to total US$142 million.

Financial Results Braskem Idesa

In 2Q17, net financial income came to R$15 million, compared to net financial income of R$272 million in 1Q17, due to:

▪  Lower income from exchange variation on the outstanding balance of the loan due to the lower appreciation in the Mexican peso against the U.S. dollar in 2Q17 (4%) compared to 1Q17 (9%);

▪  Recognition of an expense of R$43 million related to the adoption of hedge accounting in the profit and loss in 2Q17, compared to an expense of R$31 million in 1Q17.

As of June 30, 2017, the outstanding principal of the loan with the shareholders was US$1,940 million.

Excluding the effects from exchange variation, the financial result in 2Q17 was an expense of R$250 million, compared to an expense of R$242 million in 1Q17, adversely affected by the effects from the increase in LIBOR on the project-finance debt balance.

▶  CONSOLIDATED

The consolidated figures are formed by the results from the Brazil, United States & Europe and Mexico segments adjusted by eliminations and reclassifications.

▪  Net Revenue

In 2Q17, net revenue amounted to US$3.7 billion, advancing 11% on the same quarter last year, which is explained by (i) the good sales volume of the Mexico complex; (ii) the higher polyolefins sales volume in the domestic market; (iii) the capacity-expansion projects carried out at the U.S. plants; and (iv) higher international prices for resins and basic petrochemicals, especially butadiene, growing 118% from the same period last year. In Brazilian real, net revenue came to R$11.9 billion, advancing 1% on the same period last year.

The share of the Brazilian market in the Company’s total net revenue (ex-resale of naphtha and condensate) in 2Q17 stood at 54%, increasing 3 p.p. from 2Q16, influenced by the improvement in the domestic market and the scheduled shutdown at the unit in Schkopau, Germany.

Foreign markets accounted for 45% of the Company’s total net revenue, divided between exports from Brazil (19%) and sales by international units (26%). Export revenue in U.S. dollar came to US$1.7 billion in the quarter, up 11% from 2Q16.

▪  Cost of goods sold

Consolidated cost of goods sold (COGS) in 2Q17 amounted to US$2,794 million (R$8,979 million).

Excluding the COGS from resales (R$11 million), consolidated COGS amounted to R$8,968 million, increasing 11% from 2Q16 (R$8,066 million), which is explained by: (i) the production ramp-up at the Braskem Idesa petrochemical complex; (ii) the higher PP sales volume in the United States and Europe; and (iii) higher prices for key feedstocks (naphtha, ethane, propane and propylene); with these factors partially offset by the 8.4% Brazilian real appreciation against the U.S. dollar between the quarters.

In 2Q17, naphtha accounted for 43.4% of total COGS, down 0.7 p.p. from 2Q16, which is explained by (i) the stronger Brazilian real in the comparison period; (ii) the startup of production at the Mexico complex; (iii) the normalization of consumption of propylene from Petrobras compared to 2Q16, a period affected by the shutdown of the PP plant in Paulínia; and (iv) the lower naphtha consumption due to the shutdown of the cracker in ABC region of São Paulo in 2Q17.

▪  SG&A expenses

In 2Q17, selling, general and administrative expenses amounted to R$709 million, increasing 4% compared to 2Q16, reflecting the growth in sales volume; the higher expenses in Mexico; the higher expenses in the United States with the startup of the new UTEC unit; and the wage increases under the collective bargaining agreement in late 2016. In U.S. dollar, expenses amounted to US$220 million, 1% higher than in 2Q16.

▪  Other income (expenses), net

In 2Q17, the Company recorded income of R$118 million under “Other income (expenses), net,” which mainly comprises:

o    Capital gain from the sale of quantiQ, in the amount of R$277 million;

o    Provisioning for profit sharing, in the amount of R$87.8 million;

o    Costs and expenses with idle and hibernated plants, in the amount of R$67.5 million; and

o    Result from property, plant and equipment and investments, in the amount of R$22.3 million.

▪  EBITDA

Braskem’s consolidated EBITDA7 in 2Q17 came to US$945 million, advancing 10% from the same period last year, which is mainly explained by production at the Mexico complex, which in the same period last year was still in the early phases of its ramp-up. In Brazilian real, EBITDA came to R$3,029 million, advancing 1% compared to 2Q16.

In 1H17, Braskem’s consolidated EBITDA amounted to US$2,092 million, advancing 27% from the year-ago period, due to: (i) the higher sales volumes of PP in the United States and PE in Mexico; (ii) the widening of international spreads, especially for basic petrochemicals, which increased 57%; (iii) the lower fixed costs and selling, general and administrative expenses; and (iv) the capital gain of US$88 million from the consummation of the quantiQ divestment, in April. In Brazilian real, EBITDA came to R$6,636 million, 8% higher than in 1H16.

▪  Net Financial Result8

7 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

8 Excludes the financial result of Braskem Idesa SAPI.

The net financial result in 2Q17 was an expense of R$650 million, compared to an expense of R$644 million in the previous quarter.

•         Despite the 4% Brazilian real depreciation in the period and the transition to the profit or loss of hedge accounting of exports, in the amount of R$250 million, the financial expense improved by R$18 million compared to 1Q17, reflecting the lower interest rates on financing facilities.

•         The reduction in financial income of R$9 million was due to the lower balance of financial investments held in Brazilian real and the lower basic interest rate in Brazil.

Excluding the effects from exchange variation, the net financial result in 2Q17 was an expense of R$419 million, representing a reduction of R$10 million from the expense in the prior quarter.

Currency Hedging Program

Braskem holds net exposure to the U.S. dollar (i.e., more USD-pegged liabilities than USD-pegged assets). At the end of 2Q17, this net exposure was formed: (i) in the operations, by 57% of suppliers, which was offset by 73% of accounts receivable; and (ii) in the capital structure, by 95% of net debt. Since its operating cash flow is heavily linked to the dollar, maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge. Virtually 100% of its revenue is pegged to the variation in the U.S. dollar and approximately 80% of its costs also is pegged to this currency.

Therefore, in September 2016, Braskem launched a recurring currency hedge program to mitigate the exposure of its cash flows to liabilities denominated in Brazilian real and not pegged to the U.S. dollar (e.g., electricity, payroll, etc.).

As of June 30, 2017, Braskem held put option contracts in the amount of R$3.3 billion, with a maximum term of 18 months and average strike price of 2.97 R$/US$. Braskem also held call option contracts in the amount of R$2.3 billion. The average strike price of the short position in call options was R$4.28.

This type of strategy involving options, called Collar, offers protection in the event the Brazilian real appreciates while simultaneously enabling the capture of competitiveness gains in the event said currency depreciates, until the strike price of the calls is reached. In the first six months of 2017, this position impacted the financial result by R$28 million in financial expenses and by R$9 million in financial income.

▪  Net Income/Loss

In 2Q17, the Company posted net income R$868 million higher than in 2Q16, supported by lower expenses with net exchange variation.

In the year to date, net income increased by R$1,986 million in relation to 1H16, due to the better operating result and lower expense with net exchange variation. Net income attributable to shareholders amounted to R$2,897 million, corresponding to R$3.63 per common share and class “A" preferred share and R$0.61 per class “B” preferred share.

▪  Liquidity and Capital Resources:

On June 30, 2017, the Company’s consolidated gross debt (excluding the US$2.9 billion debt of Braskem Idesa) stood at US$7,486 million, in line with the previous quarter.

The balance of cash and investments amounted to US$2,314 million, or 4% more than the balance at March 31, 2017. This balance excludes: (i) US$133 million in financial investments given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa; and (ii) the cash balance of Braskem Idesa of US$89 million. Accordingly, Braskem’s consolidated net debt stood ended 2Q17 at US$5,172 million, or 1% lower than in the previous quarter.

Financial leverage measured by the ratio of Net Debt to EBITDA in U.S. dollar ended the second quarter of 2017 at 1.63. In Brazilian real, the leverage ratio stood at 1.67.

Through a Global Settlement with authorities in Brazil and abroad, the Company undertook to pay approximately US$957 million, equivalent to approximately R$3.1 billion. Including the restatement of the face value of the Leniency Agreement to June 30, 2017, the payment of US$65 million to the SEC and around US$30 million related to 30% of the amount due to the Swiss Office of the Attorney General under the Global Settlement in the balance of the Company’s net debt, the adjusted leverage ratio in U.S. dollar ended 2Q17 at 1.85.

On June 30, 2017, the average debt term was 14 years and, considering only dollar-denominated debt, the average debt term was 17 years. The weighted average cost of the Company’s debt corresponded to exchange variation + 5.51%.

In line with its strategy to maintain high liquidity and preserve its financial health, the Company also maintains two stand-by credit facilities in the amounts of US$750 million and R$500 million, both of which mature in 2019. None of the stand-by credit facilities was used in the period. Braskem’s liquidity position of R$2,314 million is sufficient to cover the payment of all obligations maturing over the next 23 months. Considering the stand-by credit facilities, this coverage is 29 months.

Risk-rating agencies:

Braskem maintained investment grade ratings at Standard & Poor's (BBB-) and Fitch Ratings (BBB-) and its credit risk is above Brazil’s sovereign risk at the three main rating agencies (S&P, Fitch and Moody’s).

In May, Standard & Poor's placed Brazil’s sovereign credit rating on CreditWatch negative citing the potential for the current environment of political uncertainty to thwart progress on the reforms to balance public accounts. As a result, the agency also placed on CreditWatch negative the credit ratings of several Brazilian companies, including Braskem.

▪  Investment9:

In the first six months of 2017, Braskem’s units in Brazil, the United States and Europe made 39% of the total investments planned for the year.

The investment of R$59 million in strategic projects in Brazil refers primarily to the project to diversify the feedstock profile of the cracker in Bahia, which reached already 63% completion as of June 2017, with conclusion slated for 4Q17.

Meanwhile, in 1H17, Braskem Idesa made 13% of its investments planned for the year.

9 Considers operating investment, maintenance shutdowns and acquisitions of spare parts.

▪  Value Drivers:

Construction of a New PP Plant in the United States

The development of shale gas energy in the United States led to an oversupply of propane and consequently an increase in propylene supply through additional volumes from refineries, crackers and, especially, propane dehydrogenation plants (“PDH”), which effectively created an oversupply of feedstock.

Various other factors have supported a rebirth in the U.S. PP industry, including: (i) the stabilization of feedstock prices and consequently improvement in the competitiveness of PP; (ii) advances in the substitution of materials by PP due to the advantages offered by its physical-chemical properties (e.g., fabrication of lighter parts); (iii) the recovery of the U.S. manufacturing sector supported by the country’s competitive energy profile; and (iv) higher consumer spending driven by the economic recovery.

This stronger demand, combined with the closure of 1.5 million tons of PP production capacity in recent years, has changed the United States’ position as a net exporter to a net importer of PP since end-2015.

In view of this scenario and consistent with Braskem’s strategy to diversify its feedstock profile and to expand geographically in the Americas, supported by its leadership in PP production in the United States, the Board of Directors approved, on June 21, 2017, the project to build a new PP plant at its site in La Port, Texas.

With approved investment of up to US$675 million, the Project will add 450 kta of PP production capacity to the Company's portfolio, with startup slated for the first half of 2020.

In the first six months of the year, Braskem already has invested R$55 million related to expenses with detailed engineering and, over the coming months, its efforts will focus on final detailed engineering and the purchase of key pieces of equipment.

Sustainable Development

Braskem continues to focus on strengthening its contribution to sustainable development, mitigating risks and seeking shared value creation. Its efforts in this area are structured along three main fronts: (i) Increasingly sustainable Resources and Operations; (ii) increasingly sustainable products; and (iii) solutions for a more sustainable life. The highlights in the quarter include:

•         Human Rights: Braskem conducted an assessment focusing on key practices for preserving and promoting the fundamental guarantees of all human beings, regardless of their gender, ethnicity, religion, age or any other social status. The assessment was based on the UN Guiding Principles on Business and Human Rights (Ruggie’s Framework) and encompassed the Company’s operations in Brazil, Mexico, United States and Germany, as well as the activities of external stakeholders. The initiative's goal was to establish the foundation for integrated, strategic and systemic management of the topic and to strengthen the perception of the group as a responsible business that respects and promotes the fundamental rights of citizens.

•         Climate change: The first report on the monitoring and assessment of the National Adaptation Plan of the Ministry of the Environment featured a case study on Braskem, which helps to strengthen the group’s image with regard to its differentiated management of the topic of climate change.

•         Water Efficiency: Regional effort jointly coordinated by the private sector, public sector and society to be advanced in the Committee of the Piracicaba, Capivari and Jundiaí Basin (PCJ Basin) with the goal of reducing water losses in distribution and balancing water demand with the basin’s supply. The model will be replicated at FIRJAN and FIEB, with a focus on the Gandu River and Reconcavo Norte basins, respectively. HDPE technology is one of the solutions for reducing losses in treated water distribution systems.

•         Green PE: Nespresso adopted Green PE in the composition of its bags for collecting capsules for recycling through a program targeting all of its clients and based on three pillars: Educate, Make Recycling Easy and Create Value. FMC Cultural, one of the world’s largest companies specializing in pesticides and herbicides, has just incorporated our I’m greenTM biobased polyethylene into the production of its rigid packaging (containers).

•         Maxio Resin: Dart do Brasil, the manufacturer of the brand Tupperware, adopted the Maxio line of polypropylene resin to replace another grade from the same line, which significantly increased its productivity and reduced its energy costs. The change resulted in a 10% gain in the production of containers, oven-safe containers and boxes in its housewares line and in a 7% reduction in energy consumption, which improved the client’s competitiveness without any need to invest in new injection equipment.

•         Wecycle: With a high level of project customization, finished products can be made from a combination of virgin and recycled resins. In the case of Muzzicycles, the Wecycle resin helped produced a new bicycle concept, whose frame is made from 30% Wecycle polyethylene and 70% virgin resin.

▪  Cash Flow10

In 2Q17, Braskem’s cash flow before debt amounted to R$701 million, increasing R$574 million from 1Q17, given the lower working capital needs and inflow of R$450 million from the divestment of quantiQ in April.

Also this quarter, the Company made payments under the Leniency Agreement of R$206 million (US$65 million) to the U.S. Securities and Exchange Commission (SEC) in April, and of R$104 (CHF 30 million) to the Swiss Office of the Attorney General in June.

In the year to date, Braskem’s cash flow before debt came to R$828 million, increasing R$1 billion compared to 1H16, with positive impacts from: (i) the higher operating cash flow; (ii) the reduction in investment following the conclusion of the Mexico project; (iii) the receipt of R$450 million from the divestment of quantiQ in April; and (iv) the payment under the Leniency Agreement in the amount of R$607 million.

10 It is noteworthy that the cash flow analysis presented above does not consider the reclassification of "cash and cash equivalents" to "held-for-trading financial investments" regarding financial investments in government bonds issued by the Brazilian Government Bonds (Letras Financeiras do Tesouro -LFT), and Financial Bills (LF's) issued by financial institutions, whose original maturities exceed three months, immediate liquidity and expected realization in the short term, according to note 5 of the Quarterly Information at June 30, 2017.

▪  Indicators

EXHIBITS LIST:

DISCLAIMER

This release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any liability for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Statement of Operations

EXHIBIT II

Calculation of Consolidated EBITDA

EXHIBIT III

Consolidated Balance Sheet

* At the reporting date for the quarterly information at June 30, 2017, these clauses were not being complied with obligations customary in project finance contracts. In this sense, the entire balance of non-current liabilities, in the amount of R$9,147 million, was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

According to the standards mentioned above, such reclassification is required when a contractual breach entitles creditors to request the immediate repayment of the obligations in the short-term. In this context, note that none of its creditors has requested said immediate repayment of obligations and Braskem Idesa has been settling this obligation in accordance with its original maturity schedule. Additionally, Braskem Idesa has already entered into agreements with its creditors to obtain approvals for said contractual breach in order to return the entire amount reclassified from current liabilities to non-current liabilities

**Includes the exchange variation of financial liabilities designated as hedge accounting.

EXHIBIT IV

Consolidated Cash Flow

EXHIBIT V

Statement of Operations – Deconsolidation Braskem Idesa

EXHIBIT VI

Balance Sheet - Deconsolidation Braskem Idesa

EXHIBIT VII

Cash Flow - Deconsolidation Braskem Idesa

EXHIBIT VIII

Production Volume

PRODUCTION CONSOLIDATED tons	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17
Polyolefins	**1,037,965**	**1,086,706**	**1,115,407**	**1,060,862**	**1,109,350**	**1,096,358**
PE's	629,737	699,663	711,879	667,187	672,078	679,176
PP	408,228	387,043	403,527	393,676	437,272	417,182
Vinyls	**373,158**	**411,444**	**445,919**	**452,380**	**430,828**	**381,730**
PVC	125,906	148,604	156,655	162,873	158,347	138,489
Caustic Soda	105,727	102,071	119,827	113,282	101,637	88,637
MVC	129,365	149,143	157,634	163,650	158,896	141,456
Chlorine	12,160	11,625	11,804	12,574	11,948	13,147
Basic Petrochemicals	**2,077,406**	**2,116,126**	**2,156,415**	**2,134,529**	**2,175,049**	**2,117,826**
Ethylene	831,422	880,739	903,308	844,392	879,795	870,521
Propylene	341,327	367,036	361,837	330,266	365,233	352,654
High Purity Propane	1,021	692	878	744	931	875
Butadiene	100,802	106,708	109,156	95,021	107,607	106,067
Paraxylene	51,230	50,420	48,516	46,027	45,434	33,786
Benzene	165,845	170,399	187,020	166,644	188,466	174,194
Toluene	32,666	27,916	32,449	21,357	17,129	27,504
Orthoxylene	13,987	12,329	15,084	14,018	14,476	9,732
Isoprene	3,912	3,309	5,433	2,889	5,391	4,650
Butene 1	11,746	16,879	19,039	19,039	19,039	19,039
Dicyclopentadien	4,702	3,544	7,872	7,872	7,872	7,872
Hydrogen	1,015	1,490	1,791	1,372	1,565	1,303
ETBE/ MTBE	74,978	91,146	82,927	66,650	87,695	87,347
Aromatic Chain (RAP)	30,898	35,864	32,183	34,122	33,299	30,789
Piperylene	5,111	4,614	7,400	3,675	6,792	6,130
Gasoil	16,239	9,782	1,633	23,739	10,207	7,776
C4 Heavies	7,084	9,909	7,820	6,223	9,107	10,404
BTE Fuel Oil	21,819	21,206	17,647	14,934	14,624	19,605
Unilene	1,708	3,600	3,365	3,243	3,286	3,499
PIB	4,889	4,043	5,692	6,605	5,039	5,853
Mixed Xylenes	16,472	13,601	16,239	11,867	11,807	16,778
AB9 Solvent	6,663	3,284	12,257	9,438	7,803	8,620
Coperaf1	1,632	5,842	77	2,941	3,308	4,808
Aguarras	5,313	4,062	6,592	8,677	6,985	4,274
Fuel	245,558	213,330	204,582	320,719	265,024	235,798
Aromatic C7C8	5,867	391	(393)	333	(375)	2,214
Cumene	56,553	36,935	45,935	54,513	42,059	50,611
Nonene	5,181	4,142	6,206	5,498	4,995	4,613
Tetramer	4,759	4,249	6,425	3,696	3,297	3,416
Other Basic Petrochemicals	7,007	8,666	7,445	8,015	7,159	7,094
United States and Europe	**499,233**	**513,415**	**512,361**	**482,170**	**525,867**	**519,792**
PP	499,233	513,415	512,361	482,170	525,867	519,792
Mexico	-	**83,538**	**166,453**	**193,189**	**249,925**	**217,374**
PE	-	83,538	166,453	193,189	249,925	217,374
Outros	497,561	475,973	468,193	576,310	529,325	502,488
BTX	249,741	248,735	267,985	234,028	251,029	235,484

EXHIBIT IX

Sales Volume - Domestic Market – Main Products

EXHIBIT X

Sales Volume - Export Market – Main Products

EXHIBIT XI

Consolidated Net Revenue

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.